

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2025

Paul Weber
Senior Vice President
ASIA PACIFIC WIRE & CABLE CORP LTD
15/Fl. B, No. 77, Sec. 2
Dunhua South Road
Taipei, 106, Taiwan
Republic of China

   Re: ASIA PACIFIC WIRE & CABLE CORP LTD
     Registration Statement on Form F-1
     Filed on August 29, 2025
     File No. 333-289970

Dear Paul Weber:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Bradley Ecker at 202-551-4985 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing